UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                              Ceragon Networks Ltd.
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                                (Name of Issuer)


                  Ordinary Shares, par value NIS 0.01 per share
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                         (Title of Class of Securities)


                                   M22013 10 2
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                                 (CUSIP Number)


                              Allan H. Cohen, Esq.
                                Nixon Peabody LLP
                               990 Stewart Avenue
                           Garden City, New York 11530
                              Phone: (516) 832-7500

 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   May 5, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. M22013 10 2                                        Page 2 of 6
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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Zohar Zisapel
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |X|
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    3     SEC USE ONLY


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    4     SOURCE OF FUNDS (See Instructions)

          PF (see Item 3)
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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
                                                                     |_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
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                                 7     SOLE VOTING POWER
         NUMBER OF                        3,084,020 (see Item 5)
          SHARES                  ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       0
          REPORTING
           PERSON
            WITH
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                                 9     SOLE DISPOSITIVE POWER

                                       3,084,020 (see Item 5)
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                                10     SHARED DISPOSITIVE POWER

                                       0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,084,020 (see Item 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
                                                                     |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.6%
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   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
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CUSIP No. M22013 10 2                                       Page 3 of 6
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Item 1.  Security and Issuer

         This Schedule 13D is filed with the Securities and Exchange Commission with respect to Ordinary Shares (the "Shares") of Ceragon Networks Ltd., an Israeli corporation (the "Company"). The principal office of the Company is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2.  Identity and Background

         (a) This Schedule 13D is filed on behalf of Zohar Zisapel.

         (b) Mr. Zisapel has a business address at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

         (c) Mr. Zisapel's principal occupation or employment is as Chairman of RAD Data Communications Ltd., a telecommunications equipment manufacturer having an address at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and as a member of the board of directors of several other companies.

         (d) During the last five years, Mr. Zisapel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Zisapel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         (f) Mr. Zisapel is a citizen of Israel.

Item 3.           Source and Amount of Funds or Other Consideration

         Mr. Zisapel obtained his Shares for cash in purchases on the Nasdaq National Market.

Item 4.  Purpose of Transaction

         Mr. Zisapel has acquired his Shares for investment purposes. Mr. Zisapel does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, provided that Mr. Zisapel may from time to time acquire additional Shares by purchase on the Nasdaq National Market, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the

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CUSIP No. M22013 10 2                                       Page 4 of 6
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Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.           Interest and Securities of the Issuer

         (a) Mr. Zisapel beneficially owns 3,084,020 Shares, representing 13.6% of such Shares.

         (b) Mr. Zisapel has the sole power to vote and sole power to dispose of 3,084,020 Shares.

         (c) During the last 60 days, Mr. Zisapel purchased: (i) 14,200 Shares on March 17, 2003 for a price of $1.40 per Share; (ii) 75,000 Shares on May 5, 2003 for a price of $2.63 per Share; (iii) 43,470 Shares on May 5, 2003 for a price of $2.57 per Share; (iv) 800 Shares on May 6, 2003 for a price of $2.52 per Share; and (v) 1,000 Shares on May 8, 2003 for a price of $2.43 per Share. All purchases were made on the Nasdaq National Market.

         (d) Not applicable.

         (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Mr. Zisapel has been granted options to purchase Shares pursuant to the Company's stock option plan. The terms and conditions of such options are set forth in letters of grant dated as of January 4, 2001 and December 17, 2001, from the Company to Mr. Zisapel.

Item 7            Material to be Filed as Exhibits

         (a) Grant Letter dated January 4, 2001, from the Company to Mr.
Zisapel.

         (b) Grant Letter dated December 17, 2001, from the Company to Mr. Zisapel.


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CUSIP No. M22013 10 2                                       Page 5 of 6
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Signature

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2003


                                                /s/Zohar Zisapel
                                                ----------------------------
                                                Zohar Zisapel


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or pointed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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CUSIP No. M22013 10 2                                       Page 6 of 6
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                                  EXHIBIT INDEX

   Exhibit Number        Exhibit Name                          Location
   --------------        ------------                          --------

         99.1        Grant Letter dated January 4, 2001,       Filed herewith
                     from the Company to Mr. Zisapel

         99.2        Grant Letter dated December 17, 2001,     Filed herewith
                     from the Company to Mr. Zisapel